July 1, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dale Welcome

Re:	Show Me Ethanol, LLC
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
(File No. 000-52614)

Sir:

This letter on behalf of Show Me Ethanol, LLC (the “Company”) is in response to the letter, dated June 29, 2009, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the above-referenced filings.

This letter sets forth each comment of the Staff in the comment letter (italicized and numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

General

1.
We note that the acknowledgement of the Tandy language was made by your outside counsel and not by the company.  In this regard, please provide, in writing, on company letterhead, a statement from the company acknowledging that:

o	The company is responsible for the adequacy and accuracy of the disclosure in their filings;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is providing this written statement on letterhead and is making an affirmative acknowledgment of the statements in the penultimate section of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Additional Operational Data,  page 19

2.
We note your disclosures of additional operating data in MD&A.  Please revise all future filings to disclose and discuss current market prices for ethanol, distillers’ grains, corn and energy during each period and at each period end.  Also, please provide additional disclosures so that the cost and market price of corn per bushel can be equated to its inclusion in gallons of ethanol and distillers’ grains.

The Staff’s comment is duly acknowledged by the Company.

Item 8.  Financial Statements

Note 12.  Commitments, Contingencies and Subsequent Event, page F-15

3.
We appreciate the additional information you provided in your response to prior comment three.  Please revise all future annual and quarterly filings to better explain prior and future forward purchase contracts by providing information similar to the information you provided in your response.  Please ensure that all future filings: explain the strategy of prior and future forward purchase contracts; disclose and discuss the results of each strategy, including their impact on results of operations; and disclose the terms of any open positions, including the quantity and price, as well as current market prices.

The Staff’s comment is duly acknowledged by the Company.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements, page 3

4.
In all future filings, please separately state the amounts of all related party transactions on the face of the balance sheets, income statements, and statements of cash flows as required by Rule 4-08(k) of Regulation S-X.

The Staff’s comment is duly acknowledged by the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 18

5.
Please revise future filings to provide an analysis of changes in your cash flow statements when comparing the current period to the comparable period for each category of cash flows.  For example, your discussion of operating cash flows should explain the reasons for significant fluctuations in working capital items, as applicable.

The Staff’s comment is duly acknowledged by the Company.

6.
Please revise future filings to present the actual ratios/amounts versus the required ratios/amounts as of each reporting date for the working capital and fixed charge coverage covenants, and any other more restrictive financial covenants, in your term loan and revolving credit agreements.  Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

The Staff’s comment is duly acknowledged by the Company.

Exhibit 31 – Section 302 Certifications

7.	We note that in your section 302 certifications:

o	paragraphs 2 and 3 replace the word “report” with “quarterly report”;

o	paragraphs 4 and 5 omit the phrase “The registrant’s other certifying officer and”;

o
the introductory language in paragraph 4 omits the reference to internal control over financial reporting.  This language became required when you included a report by management on the effectiveness of the company’s internal control over financial reporting as disclosed in Item 9A(a) of your Form 10-K for the fiscal year ended December 31, 2008; and

o	paragraph 4d omits the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)”.

In this regard, please amend your Form 10-Q for the quarter ended March 31, 2009 to provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

On July 1, 2009, the Company filed an amended quarterly report for the quarter ended March 31, 2009 on Form 10-Q/A to address the Staff’s comment.

*     *     *     *     *
The Company acknowledges the following:

It is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *
We appreciate the Staff’s continued review and look forward to hearing from you with respect to these comment responses.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at 660-542-6493, or by fax at 660-542-6392.

/s/  Mr. Dennis M. Alt,
General Manager of Show Me Ethanol, LLC

cc:	Mr. Paul M. William, Bryan Cave LLP
Mr. Richard Hanson, Show Me Ethanol, LLC